Exhibit (a)(1)(o)

NOTICE

     This notice is being provided to you as a tax resident of New Zealand and an option holder under the Agilent Technologies, Inc. 1999 Stock Plan (the “Plan”). You may be eligible to participate in the stock option exchange program. You can access financial and other information, including Agilent’s annual report on Form 10-K and Agilent’s most recently published quarterly report on Form 10-Q at Agilent’s Investor Relations website. The address is www.investor.agilent.com. Information regarding the current rules of the Plan and the terms of the offer to exchange can additionally be found at http://stockoptions.corporate.agilent.com/SOExchange.htm. This information is updated to provide the most current versions of these documents. You may request a copy of the 10-K, 10-Q, the Plan or the offer to exchange, to be sent to you free of charge, by contacting:

Shareholder Records Department
Agilent Technologies, Inc.
395 Page Mill Rd.
MS A3-18
Palo Alto, CA 94306
(650) 752-5522

This notice does not constitute the offer to exchange. Agilent has provided eligible option holders with written materials explaining the precise terms and timing of the offer to exchange. Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Agilent with the U.S. Securities and Exchange Commission (SEC) can be obtained free of charge from the SEC’s Web site at http://www.sec.gov/. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement by contacting Mellon Investor Services at 1-888-778-1312 (toll-free from within the United States) or 201-329-8467 (from outside the United States, at no charge to the caller).